Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725

CEO Keynote Address George T. Shaheen Chief Executive Officer Siebel Systems

Disclaimer The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states. Additional Information and Where to Find It This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations. Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle's directors and executive officers is available in Oracle's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel's directors and executive officers is available in Siebel's proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available Forward-Looking Statements This document includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "poten^tial," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel's results, future expectations concerning available cash and cash equivalents, Siebel's expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel's most recently filed Forms 10-K and 10-Q and Oracle's most recently filed Form 10-K. Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward- looking statements are qualified in their entirety by this cautionary statement.

It’s All About the Customer

Siebel Has Led the Front Office Evolution CRM Industry-specific CRM SFA 1990 2000 2001 1994 1997 1999 Marketing Automation Multichannel eBusiness

Delivering Business Value

Market Leadership: 3.7M Siebel Users in Production 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 Q1 2005 Q2 2005 Q3 2005 4,000 20,00 60,00 0 200,00 0 600,00 0 1 M 1.3 M 2.17 M 2.9 M 3.2 M 3.4 M 3.7 M

Finding an Advantage

Why it Pays to Focus on Customers

Research Proves the Pointc "Companies that put customers in the center are 6x more likely to achieve growth goals." 6x 1x Source: The Innovator's Solution, Clayton Christensen, October 2003

Driving Value and Growth "40% of growth and 38% of shareholder value is derived from customer loyalty." Source: Five Marketing and Customer Management Capabilities Deemed Critical to Enhancing Performance and Customer Loyalty, Accenture, March 2005 40% 38% Revenue Growth Shareholder Value

Fueling Financial Success "Customer relationships deliver 2x the impact of product innovation and 3x the impact of cost position." Source: Global CEO Study, IBM Business Consulting Services, 2004 vs. Product innovation 2x 1x vs. Cost position 3x 1x

Manufacturing giant Ingersoll-Rand uses a combination of hosted and on-premise Siebel CRM to present a single face to customers across more than 30 business units.

Cisco Systems uses Siebel Business Analytics to unlock data in disparate systems to make faster, smarter decisions.

Using Siebel, Verizon achieved the lowest customer churn rate in the industry while adding 6.3 million new customers.

Up-to-date case information enabled the U.S. Citizenship and Immigration Service to reduce call times by 25% and increase customer satisfaction by 6%.

Customer Adaptive Solutions from Siebel

Moving Forward with Oracle

Investing In Innovation Pre 2000 2001 2002 2003 2004 2005 YTD $422M $334M $366M $309M $299M $148M $1.2B $1.3B $1.5B 3-Year SEBL-ORCL Combined Total: $4.65B Siebel Total R&D spend: $1.9B Total combined patents: 3,844

Keeping You At The Center

SIEBEL IT’S ALL ABOUT THE CUSTOMER

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